UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 1, 2011**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

On August 2, 2011 R. Wayne Hall, CEO of First Financial Holdings, Inc. and Blaise B. Bettendorf, CFO of First Financial Holdings, Inc. will present at the Keefe Bruyette and Woods 2011 Community Bank Conference. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1. As referenced in the press release dated July 29, 2011, Mr. Hall and Ms. Bettendorf will present at the conference on Tuesday, August 2, 2011 at 3:30 p.m. E.D.T. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. Additionally, this quarterly investor presentation will be available on our website and will be used throughout the quarter.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: August 1, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Investor Presentation.

First Financial Holdings, Inc.
For the Quarter ended June 30, 2011

Exhibit 99.1

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the 2010 annual Report on Form 10-K for the fiscal year ended September, 2010, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

First Financial Holdings, Inc.

Corporate Profile

- **Carolinas-based financial institution**
  - $3.2 billion in total assets
  - Headquartered in Charleston, SC with 66 financial centers
    - Approximately 30% of the network is comprised of "in-store" locations
  - Primarily located along the coastal region from Hilton Head, SC to Wilmington, NC
  - Convenient seven-day a week banking

- **Diversified business mix**
  - Mortgage origination services available through financial centers and third-party channels
    - Mortgage revenue from the sale of new loan origination and servicing
    - Total servicing portfolio of $2.3 billion
  - Wealth management group offers personal relationship banking, trust, 401(k) administration and brokerage services
  - "Business banking" team delivers cash management and small business advisory services

- **Strategic advantages**
  - Local high-touch service with knowledge-based advisors
  - Experienced management team and associates
  - Strong markets and distribution channels
  - Strong capital levels and access to capital

Current Markets



Greensboro
Raleigh-
Durham
Charlotte
Greenville-
Spartanburg
Rock Hill
Union
Laurens
Winnsboro
Columbia
Florence
Wilmington
Myrtle Beach
Summerville
Charleston
Beaufort
Hilton Head Island
Savannah
First Federal Financial Centers (66)
First Southeast Investor Services (25)*
Current Market
* Includes locations inside First Federal financial centers

First Financial Holdings, Inc.
4

Management Team

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
R. Wayne Hall	President and Chief Executive Officer	61	36	EVP / CRO at Provident Bank
Blaise B. Bettendorf	Executive Vice President - Chief Financial Officer	48	27	SVP / CFO at Carolina Commerce Bank, and Summit National Bank; Previously Audit Manager with PricewaterhouseCoopers
J. Dale Hall	Executive Vice President - Chief Banking Officer	63	41	SVP / Commercial Market Executive at Bank of America
Joseph W. Amy	Executive Vice President - Chief Credit Officer	61	37	Credit positions at Mellon and U.S. Bank
Richard A. Arthur	Executive Vice President - Retail Banking	38	15	SVP at Bank of America
Susan A. Bagwell	Executive Vice President - Human Resources	47	25	VP Human Resources at First Federal
Robert L. Davis	Executive Vice President - Corporate Counsel	58	29	Managing Director and General Counsel at Provident Bankshares Corporation/Provident Bank
John N. Golding	Executive Vice President - Commercial Banking	43	21	SVP at Wachovia/Wells Fargo
Kellee S. McGahey	Senior Vice President of Marketing	32	1	Assistant Director at College of Charleston/Lowcountry Graduate Center
Eartha C. Morris	Executive Vice President - Support Services	54	33	EVP / COO at Congressional Bank EVP / Head of Bank Operations at PNC Bank (formerly Riggs National Bank)
Daniel S. Vroon	Executive Vice President - Wealth Management	43	14	SVP Bank of America

Strategic Transformation
Initiatives Accomplished

- **Reduce level of nonperforming assets**
  - Identified pool of nonperforming and substandard loans to actively market for sale, which is anticipated to close by calendar year end
  - Continued focus to manage future negative migration by proactively addressing credit issues
  - Enhanced marketing/auction program to more aggressively move OREO off books

- **Maintain strong capital position**
  - Generated non-dilutive tangible equity through sale of insurance agency subsidiary
  - Tangible common equity ratio in excess of 6% and pro forma consolidated total risk-based capital ratio of 14.78%

- **Developed new retail deposit product set**
  - Streamlined retail product offerings to include innovative, competitive and simplified solutions for customers
  - Added revenue enhancements that complement products through increased debit card utilization
  - Established a sales process designed to enhance customer relationships and products per household

Strategic Transformation
Initiatives in Process

- **Return to sustainable profitability**
  - Anticipate lower provision for loan losses, loan collection costs, and OREO costs going forward resulting from de-risking the balance sheet
  - Continue to manage strong net interest margin and focus on growing earning assets
  - Business process improvement initiatives to drive savings and improve operating efficiencies
  - Expand complementary lines of business and revenue enhancement opportunities

- **Repay TARP prior to February 2014 dividend increase**
  - Application pending for SBLF capital as refinance source
  - Installment repayment plan based on forward earnings
  - Consider capital raise once stock price improves

- **Position the franchise for the future**
  - Organic growth through fully maximizing the potential of Business Banking and other lending opportunities
  - Expand noninterest income sources through wealth management, mortgage banking and other opportunities
  - Improve value of the franchise through return to profitability and reduction of risk on balance sheet to drive higher market valuation
  - Consider financially and strategically attractive FDIC – assisted transactions
  - Defer traditional acquisitions until improvement in stock price provides opportunity for non-dilutive expansion

RECENT EVENTS

Completed Transactions

Disposition of Insurance Subsidiary: *On June 1st, FFCH completed the sale of its insurance agency subsidiary, First Southeast Insurance Services, Inc. to Hub International Limited*

- **Focus on core operations**
  - Exit business which lacked critical mass
  - Focus attention on core banking and wealth management
  - Continue offering insurance services to customers through strategic partnership with Hub

- **Strengthens balance sheet**
  - Eliminates $28.9 million of goodwill and other intangible assets
  - Greatly enhances liquidity at the holding company

- **Capital enhancement**
  - Generated $38 million of non-dilutive capital which increased TBV to $14.45 and TCE to 7.34%
  - Reduced need for more costly capital raising alternatives
  - Provided ability to act on other strategic initiatives, namely reduction of nonperforming loans

- **Achieves attractive value with maximum certainty**
  - $38.0 million cash at closing
  - Nearly 2x trailing revenues and approximately 19x trailing net income

Completed Transactions
Reclassification of Loans to Held for Sale

- **Loans Held for Sale**
  - $155 million of certain nonperforming and performing loans reclassified at fair value
  - Consistent with management's plan to reduce credit risk and credit exposure
  - Pool is being prepared for marketing and completion of sale anticipated prior to calendar year end

- **Financial Impact**
  - Accelerates return to core earnings and removes a significant amount of risk from the balance sheet
  - Additional net provision of approximately $66 million in the June 30, 2011 quarter
  - Tangible book value dilution significantly offset by capital generated from insurance agency sale

- **Asset selection process**
  - Initial selection included all nonperforming commercial and residential loans
  - Evaluated all performing criticized and classified commercial and residential loans > $200,000 for probability of further deterioration and inclusion in the pool
  - Removed certain loans from the pool related to long-term or sensitive relationships or other loans that can continue to be managed with minimum incremental loss exposure
  - Included direct and indirect exposure to principal borrower or loan from initial selection to provide complete relationships in the pool

Composition of Loans Reclassified to Held For Sale

($ in thousands)	Current	Delinquent (30 - 89 days past due)	Nonperforming (90 days and greater)	Total
Residential loans				
Residential 1-4 family	$ 4,261	$ 915	$ 20,191	$ 25,367
Residential land	---	---	3,081	3,081
Total residential loans	4,261	915	23,272	28,448
Commercial loans				
Commercial business	2,659	---	5,413	8,072
Commercial real estate	23,850	2,959	47,153	73,962
Commercial construction	1,712	---	2,197	3,909
Commercial land	5,533	1,833	31,131	38,497
Total commercial loans	33,754	4,792	85,894	124,440
Home equity	35	579	1,796	2,410
Total loans	$ 38,050	$ 6,286	$ 110,962	$ 155,298

Completed Transactions
Financial Summary

Selected Financial Data for Completed Transactions ($ in thousands, except per share amounts)	As of June 30, 2011		
	Prior to Insurance Sale and Loan Reclass[1]	Post Insurance Sale	Post Insurance Sale and Loan Reclass
Total loans	$2,527,367	$2,527,367	$2,372,069
Goodwill and intangibles	35,107	6,026	6,026
Tangible common equity	206,980	238,890	195,538
Tangible common book value per share	$12.52	$14.45	$11.83
Tangible common equity to tangible assets	6.41 %	7.34 %	6.08 %
Pro forma FFCH core capital ratio[2]	9.82	10.73	9.60
Pro forma FFCH tier 1 risk-based capital ratio[2]	12.98	14.51	13.50
Pro forma FFCH total risk-based capital ratio[2]	14.25	15.78	14.78

[1] Reflects FFCH prior to selling First Southeast Services, Inc. ("FSIS"), which was completed on June 1, 2011. Effecive June 30, 2011, FFCH reclassified certain nonperforming and performing loans to loans held for sale.

[2] Effective March 31, 2012, First Financial will be required to report Tier 1 capital on a consolidated basis. The amounts displayed are projected using the end of period data, and are calcuated using the Federal Reserve Bank guidance.

Pending Transaction

Branch Acquisition: *On June 22nd, FFCH announced an agreement with Liberty Savings Bank to acquire deposits and select loans in the Hilton Head market*

- **In-market expansion**
  - Significantly enhances presence in key market of Hilton Head, South Carolina
  - Moves First Federal to 7th from 13th in market share and doubles deposit base
  - Synergies achieved by consolidating three branches
  - Leverages strong knowledge of market to accelerate growth in commercial, retail and wealth management business lines

- **Contribution to balance sheet**
  - Acquiring $27.5 million in earning assets at approximately par
  - Purchased loans consist entirely of in-market, performing loans which were subject to thorough credit review

- **Strong deposit base**
  - Acquiring all deposits from five branch locations in Bluffton and Hilton Head, SC
  - 5.8% premium on total deposits assumed equates to approximately $6.4 million core deposit intangible based on March 31, 2011 deposit balances of $109.5 million
  - Core transaction accounts represent over 80% of total deposits; no brokered deposits
  - Low cost of funds at approximately 0.50%

FINANCIAL REVIEW

Balance Sheet Highlights

($ in thousands)	As of and for the Quarter ended				
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Total assets	$ 3,324,344	$ 3,323,015	$ 3,301,338	$ 3,302,012	$ 3,221,544
Investment securities	482,270	473,372	435,498	446,464	478,570
Performing loans	2,458,591	2,423,192	2,426,735	2,403,579	2,329,502
Nonperforming loans	132,228	141,156	156,632	156,266	42,567
Total loans	2,590,819	2,564,348	2,583,367	2,559,845	2,372,069
Allowance for loan losses	86,945	86,871	88,349	85,138	55,491
Net loans	2,503,874	2,477,477	2,495,018	2,474,707	2,316,578
Deposits	2,463,658	2,415,063	2,409,612	2,344,780	2,315,745
Borrowings	525,568	555,439	544,310	608,710	604,704
Equity	323,797	318,190	315,322	311,527	266,564
Average earning assets	$ 3,183,595	$ 3,135,025	$ 3,147,013	$ 3,115,402	$ 3,099,046
Average interest-bearing liabilities	2,788,706	2,743,785	2,740,685	2,728,287	2,709,758

Capital Position

	As of				
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
First Financial (FFCH)					
Equity to assets	9.74%	9.58%	9.55%	9.43%	8.27%
Tangible common equity to tangible assets[1]	6.71	6.55	6.51	6.40	6.08
Book value per common share	$ 15.66	$ 15.32	$ 15.15	$ 14.92	$ 12.20
Tangible common book value per share[1]	13.34	13.02	12.86	12.65	11.83
Dividends paid per common share, authorized	0.05	0.05	0.05	0.05	0.05
Common shares outstanding, end of period (000s)	16,527	16,527	16,527	16,527	16,527
Pro forma leverage capital ratio [2]	(2)	(2)	9.99%	9.77%	9.60%
Pro forma tier 1 risk-based capital ratio [2]	(2)	(2)	13.11	13.11	13.50
Pro forma total risk-based capital ratio [2]	(2)	(2)	14.38	14.38	14.78
First Federal (FFSL)					
Leverage capital ratio	8.46%	8.47%	8.58%	8.58%	7.48% [3]
Tier 1 risk-based capital ratio	11.19	11.27	11.42	11.51	10.07 [3]
Total risk-based capital ratio	12.46	12.55	12.69	12.78	11.33 [3]

[1] Non-GAAP

[2] Effective March 31, 2012, FFCH will be required to report risk-based capital on a consolidated basis. The amounts displayed are projected using the end of period data, and are calcuated using the Federal Reserve Bank guidance.

[3] FFCH downstreamed $20 million of capital to FFSL in July 2011. After the effect of the capital downstream the June 30, 2011 pro forma leverage capital, tier 1 risk-based capital, and total risk based capital ratios for FFSL are 8.05%, 10.91% and 12.18%, respectively.

Investment Portfolio

- 45% fixed / 55% variable

- Tax equivalent yield: 3.84%

- Modified duration: 2.46 years

- Private label / CMO: Mostly 2003-2005 vintages. All but 3 securities are in super senior or senior tranches (3 are in mezzanine)

- Bank trust preferred CDOs: <$1 Million individually; all are in mezzanine tranche

($ in thousands)	As of			
	September 30, 2010		June 30, 2011	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Securities available for sale				
Obligations of the U.S. Government agencies and corporations	$ 2,021	$ 2,049	$ 1,860	$ 1,887
State and municipal obligations	450	466	450	466
Collateralized debt obligations	7,780	3,417	7,385	3,354
Mortgage-backed securities	79,754	83,148	89,756	93,465
Collateralized mortgage obligations	303,088	312,097	313,029	314,540
Other securities	5,809	6,799	5,318	5,255
Total securities available for sale	$ 398,902	$ 407,976	$ 417,798	$ 418,967
Securities held to maturity				
State and municipal obligations	$ 21,623	$ 23,972	$ 21,070	$ 22,972
Certificates of deposit	906	906	907	907
Total securities held to maturity	22,529	24,878	21,977	23,879

Loan Composition

June 30, 2011

($ in thousands)	Total Portfolio Pre Reclass	%	Total Portfolio Post Reclass	%	Covered [1]
Residential loans					
Residential 1-4 family	$ 921,016	36%	$ 895,650	38%	$ 2,945
Residential construction	19,603	1	19,603	1	---
Residential land	45,844	2	42,763	2	8,456
Total residential loans	986,463	39%	958,016	41%	11,401
Commercial loans					
Commercial business	88,638	4%	80,566	3%	13,317
Commercial real estate	556,277	22	482,315	20	89,336
Commercial construction	19,946	1	16,037	1	1,600
Commercial land	109,060	4	70,562	3	18,270
Total commercial loans	773,921	31%	649,480	27%	122,523
Consumer loans					
Home equity	381,532	15%	379,122	16%	26,467
Manufactured housing	274,192	11	274,192	12	---
Marine	57,406	2	57,406	2	---
Other consumer	53,853	2	53,853	2	1,896
Total consumer loans	766,983	30%	764,573	32%	28,363
Total loans	$ 2,527,367	100%	$ 2,372,069	100%	$ 162,287

[1] "Covered Loans" were acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing agreement with the FDIC.

Loan Trends



($ in millions)

	Jun-10	Sep-10	Dec-10	Mar-11	Jun-11
Total	$2,591	$2,564	$2,583	$2,560	$2,372
Consumer	$800	$794	$786	$772	$765
Commercial	$911	$863	$840	$803	$649
Residential	$880	$907	$957	$985	$958
Weighted Average Yield	5.74%	5.60%	5.52%	5.42%	5.39%

Residential   **Commercial**   **Consumer**   ◆ Weighted Average Yield for Quarter

Credit Management

- **Approval process**

    - Dual signature process
    - Commercial approval grid in place based on aggregate credit exposure and risk rating
    - Management Loan Committee meets regularly to review previously booked loans
    - Consumer approval grid based on loan type and amount of loan
    - Recently introduced a centralized loan approval system in Retail Banking

- **Regular internal loan monitoring**

    - Reviews cover commercial loans greater that $200,000 and more than 30 days past due as well as all criticized and classified loans over $500,000
    - Appraisals updated at least annually or more frequently as circumstances may warrant

- **Managing migration**

    - Monthly problem loan review meetings develop detailed action plans for criticized and classified loans as well as monitor existing action plans including approval of appropriate updates or amendments

    - Analytical reviews project potential inflows to problem loans in order to proactively address individual credits and determine responses to developing trends

    - Actively explore all resolution options to determine and execute timely on disposition strategy determined most appropriate, including short sale, note sale, OREO price adjustments, etc.

Credit Quality Indicators
Pre and Post Reclassification

	As of and for the Quarter Ended					
	March 31, 2011		June 30, 2011			
			Pre		Post	
($ in thousands)	$	%	Reclass	%	Reclass	%
Delinquent loans						
Residential	$ 4,448	0.45%	$ 2,644	0.27%	$ 1,729	0.18%
Commercial	15,160	1.89	10,703	1.38	5,911	0.91
Consumer	6,929	0.90	6,996	0.91	6,417	0.84
Total delinquent loans	$ 26,537	1.04%	$ 20,343	0.80%	$ 14,057	0.59%
Nonperforming loans						
Residential	$ 27,999	2.84%	$ 25,698	2.61%	$ 2,426	0.25%
Commercial	115,039	14.33	113,618	14.68	27,724	4.27
Consumer	13,228	1.71	14,213	1.85	12,417	1.62
Total nonperforming loans	$156,266	6.10%	$153,529	6.07%	$ 42,567	1.79%
Net charge offs						
Residential	$ 1,596	0.65%	$ 1,698	0.69%	$ 16,276	6.59%
Commercial	8,845	4.28	6,522	3.30	84,910	42.98
Consumer	5,445	2.80	4,225	2.20	6,264	3.26
Total net charge offs	$ 15,886	2.45%	$ 12,445	1.95%	$107,450	16.87%

Credit Trends

($ in millions)	As of and for the Quarter ended				
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Credit Metrics Excluding Loans Held For Sale (LHS) [1]					
Total nonperforming assets ("NPA")	$ 144.8	$ 153.1	$ 176.3	$ 182.3	$ 70.4
NPAs/assets	4.35%	4.61%	5.34%	5.52%	2.18%
Net charge-offs ("NCO")	32.2	17.7	9.0	15.9	107.5 [2]
NCOs/average loans	4.94%	2.73%	1.39%	2.45%	16.87%
Criticized loans [3]	$ 97.3	$ 96.1	$ 82.8	$ 82.3	$ 67.3
Classified assets [3]	248.9	249.3	272.9	273.7	149.3
FFSL Ratios:					
Texas ratio [4]	45.75%	49.77%	57.72%	57.24%	28.49%
Classified assets/FFSL tier 1 capital + allowance for loan losses ("ALL")	68.33%	68.73%	74.47%	75.40%	50.58%
FFCH ratios:					
Proforma classified assets/FFCH tier 1 capital + ALL [5]	(3)	(3)	66.75%	67.79%	41.02%
Credit Metrics Excluding LHS and Covered Assets [6]					
Total nonperforming assets	$ 131.2	$ 138.4	$ 156.0	$ 159.9	$ 46.2
NPAs/assets	3.95%	4.16%	4.72%	4.84%	1.43%
Criticized loans [2]	$ 85.2	$ 84.0	$ 70.6	$ 67.7	$ 56.2
Classified assets [2]	219.1	220.3	237.2	236.8	101.0
FFSL Ratios:					
Texas ratio [1]	41.33%	44.40%	51.09%	50.26%	19.33%
Classified assets/FFSL tier 1 capital + ALL	60.15%	60.74%	64.75%	65.23%	34.21%
FFCH ratios:					
Proforma classified assets/FFCH tier 1 capital + ALL [5]	(3)	(3)	58.03%	58.64%	27.74%

[1] Loans held for sale includes $43 million of nonperforming loans.

[2] Includes charge-offs in the amount of $95 million from loan reclassification

[3] Criticized loans and classified assets (consisting of classified loans and OREO) are based on regulatory guidance.

[4] Texas Ratio defined as Delinquent Loans+ Nonperforming Assets / FFSL Tangible Common Equity + Allowance for Loan Losses.

[5] Effective March 31, 2012, First Financial will be required to report Tier 1 capital on a consolidated basis. The amounts displayed are projected using the end of period data, and are calcuated using the Federal Reserve Bank guidance.

[6] Covered assets represent those acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing agreement.

First Financial Holdings, Inc.

Classified Loans

| ($ in thousands) | March 31, 2011 | | June 30, 2011 | | | | | |
	Total Classified	%	Covered Classified	Non-covered Classified	Total Classified	%	Allocated Reserves
Residential loans							
Residential 1-4 family	$ 23,657	10%	$ 964	$ 1,379	$ 2,343	2%	$ 246
Residential land	4,858	2	8,374	860	9,234	8	256
Total residential loans	28,515	12%	9,338	2,239	11,577	10%	502
Commercial loans							
Commercial business	19,337	8%	5,099	7,472	12,571	10%	1,243
Commercial real estate	117,192	47	21,445	44,252	65,697	54	5,054
Commercial construction	10,185	4	288	3,092	3,380	3	667
Commercial land	59,596	24	4,497	11,314	15,811	13	2,109
Total commercial loans	206,310	83%	31,329	66,130	97,459	80%	9,073
Consumer loans							
Home equity	9,284	4%	286	8,886	9,172	8%	2,322
Manufactured housing	3,297	1	---	2,953	2,953	2	422
Marine	42	---	---	94	94	---	19
Other consumer	292	---	91	114	205	---	24
Total consumer loans	12,915	5%	377	12,047	12,424	10%	2,787
Total classified loans	$ 247,740	100%	$ 41,044	$ 80,416	$ 121,460	100%	$ 12,362

First Financial Holdings, Inc.

Delinquent Loans

($ in thousands)



Note: Delinquent loans include loans past due 30-89 days.

Nonperforming Assets





[1]Nonperforming loans include loans past due 90+ days still accruing interest and restructured loans still accruing interest. Loans held for sale include $43 million of nonperforming assets excluded from graph.

Credit Quality

| (in thousands) | As of June 30, 2011 | | | | |
	Total Delinquent	Total NPLs [2]	Allocated ALLL	ALLL/NPLs at March 31, 2011	ALLL / NPLs at June 30, 2011
Residential loans					
Residential 1-4 family	$ 1,404	$ 1,975	$ 5,318	29.44%	269.27%
Residential construction	---	---	136	---	---
Residential land	325	451	2,195	69.45	486.70
Total residential loans	1,729	2,426	7,649	35.11%	315.29%
Commercial loans					
Commercial business	2,387	3,664	4,339	88.08%	118.42%
Commercial real estate	2,703	17,198	12,044	41.39	70.03
Commercial construction	---	1,451	1,064	48.70	73.33
Commercial land	821	5,411	7,559	41.86	139.70
Total commercial loans	5,911	27,724	25,006	45.53%	90.20%
Consumer loans					
Home equity	3,266	9,165	14,099	143.67%	153.84%
Manufactured housing	2,298	2,953	5,104	141.26	172.84
Marine	264	94	1,390	NM[3]	NM[3]
Other consumer	589	205	2,243	NM[3]	NM[3]
Total consumer loans	6,417	12,417	22,836	173.37	183.91
Total loans	$ 14,057	$ 42,567	$ 55,491	54.48%	130.36%
Totals excluding covered loans	$ 11,092	$ 25,649		60.79%	216.35%
ALLL as a percent of gross loans			2.34 %		
ALL as a percent of non-covered loans			2.51 %		

[1] Loans 30-89 days past due.

[2] Includes loans 90+ days past due still accruing interest and restructured loans still accruing.

[3] Not meaningful.

Deposit Mix

June 30, 2011



Legend:
- Noninterest-Bearing
- Interest-Bearing
- Savings
- Money Market
- Retail CDs < $100,000
- Retail CDs > $100,000
- CDARs
- Brokered CDs

($ in thousands)	Balance	Weighted Average Rate at June 30, 2011
Noninterest-bearing	$ 234,478	---
Interest-bearing	437,179	0.34 %
Savings	189,283	0.26
Money market	316,953	0.46
Total core deposits	1,177,893	
Certificates of deposit:		
Retail CDs < $100,000	480,718	1.79
Retail CDs ≥ $100,000	373,484	2.20
Total retail CDs	854,202	
CDARs	94,809	0.78
Brokered CDs	188,841	1.27
Total wholesale CDs	283,650	
Total deposits	$ 2,315,745	1.01 %

Deposit Trends



($ in millions)

First Financial Holdings, Inc.

Liquidity Sources

June 30, 2011

Primary Source Availability

Total Available = $725 million



- FRB
- FHLB
- Fed Funds
- Unpledged Securities

- Stable core deposit base
- Multiple funding sources
- Consistent cash flows from securities portfolio
- Capacity to obtain additional Brokered and Jumbo CDs

Key Liquidity Ratios:	June 30, 2010	June 30, 2011
Funding Availability/Assets	18.61%	22.58%
Total Deposits/Total Funding	83.85%	81.03%
Brokered Deposits/Total Funding	12.39%	9.64%
Unpledged Securities/Total Assets	2.42%	6.69%

Operating Results Highlights

($ in thousands)	For the Quarter ended					For the Nine Months Ended	
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	June 30, 2010	June 30, 2011
Net (loss) income	$ (12,029)	$ (1,172)	$ 1,167	$ (430)	$ (43,000)	$ (35,617)	$ (42,263)
Net interest income	31,216	30,834	30,248	29,287	29,416	95,581	88,951
Provision for loan losses[1]	36,373	17,579	10,483	12,675	77,803	107,615	100,961
Noninterest income	13,471	13,771	11,319	12,212	19,169	35,647	42,700
Noninterest expense	28,674	30,297	29,485	31,073	32,498	85,870	93,056
Income (loss) from discontinued operations (net of income taxes)[2]	506	542	138	917	(701)	2,131	354
Pretax preprovision earnings from continuing operations [3]	16,013	14,308	12,082	10,426	16,087	45,358	38,595
Net Interest Margin	3.95%	3.92%	3.83%	3.83%	3.83%	3.96%	3.83%

[1] June 30, 2011 includes $66 million in additional net provision due to the reclassification of loans to loans held for sale.

[2] Sale of FSIS was completed on June 1, 2011

[3] June 30, 2011 includes $6.5 million gain on sale of FSIS.

Net Interest Margin Analysis

($ in thousands)	For the Quarter Ended						Change in		
	June 30, 2010			June 30, 2011					
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Basis Points
Earning assets:									
Interest-bearing deposits	$ 5,735	$ 4	0.25%	$ 6,681	$ 1	0.06%	$ 946	$ (3)	(0.19)
Investment securities[1]	494,171	5,882	4.89	464,277	4,527	4.04	(29,894)	(1,355)	(0.85)
Loans[2]	2,617,584	37,485	5.74	2,566,827	34,497	5.39	(50,757)	(2,988)	(0.35)
FDIC indemnification asset	66,105	897	5.44	61,261	447	2.93	(4,844)	(450)	(2.51)
Total earning assets	3,183,595	44,268	5.60	3,099,046	39,472	5.13	(84,549)	(4,796)	(0.47)
Interest-bearing liabilities:									
Deposits	2,240,977	8,189	1.47	2,116,655	5,929	1.12	(124,322)	(2,260)	(0.35)
Borrowings	547,729	4,863	3.56	593,103	4,127	2.79	45,374	(736)	(0.77)
Total interest-bearing liabilities	2,788,706	13,052	1.88	2,709,758	10,056	1.49	(78,948)	(2,996)	(0.39)
Net interest income		$31,216			$29,416			$ (1,800)	
Net interest margin			3.95%			3.83%			(0.12)

[1] Interest income used in the average rate calculation includes the tax equivalent adjustment of $144 thousand, and $148 thousand for the three months ended June 30, 2011 and 2010, respectively, calculated based on a federal tax rate of 35%.

[2] Average loans include loans held for sale and nonaccrual loans.

Net Interest Margin Analysis

| | For the Nine Months Ended | | | | | | Change in | | |
| ($ in thousands) | June 30, 2010 | | | June 30, 2011 | | | | | |
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Basis Points
Earning assets:									
Interest-bearing deposits	$ 6,406	$ 7	0.15%	$ 8,116	$ 9	0.15%	$ 1,710	$ 2	---
Investment securities[1]	525,257	18,977	4.95	451,237	14,324	4.38	(74,020)	(4,653)	(0.57)
Loans[2]	2,649,604	115,770	5.84	2,597,093	105,707	5.44	(52,511)	(10,063)	(0.40)
FDIC indemnification asset	64,624	3,011	6.23	64,942	1,688	3.48	318	(1,323)	(2.75)
Total earning assets	3,245,891	137,765	5.69	3,121,388	121,728	5.23	(124,503)	(16,037)	(0.46)
Interest-bearing liabilities:									
Deposits	2,150,802	24,742	1.54	2,163,540	20,408	1.26	12,738	(4,334)	(0.28)
Borrowings	683,711	17,442	3.41	563,877	12,369	2.93	(119,834)	(5,073)	(0.48)
Total interest-bearing liabilities	2,834,513	42,184	1.99	2,727,417	32,777	1.61	(107,096)	(9,407)	(0.38)
Net interest income		$95,581			$88,951			$ (6,630)	
Net interest margin			3.96%			3.83%			(0.13)

[1] Interest income used in the average rate calculation includes the tax equivalent adjustment of $446 thousand, and $479 thousand for the nine months ended June 30, 2011, and 2010, respectively, calculated based on a federal tax rate of 35%.

[2] Average loans include loans held for sale and nonaccrual loans.

Allowance For Loan Losses and Provision

- Allowance is calculated based on estimated risk in the loan portfolio

- Historical loss trends are primary component in determining reserves

- Adjustment for internal/external qualitative factors that cause estimated future credit losses to differ from historical losses

- Provision is function of activity flowing through, and necessary ending balance of, Allowance

- Loans transferred to held for sale and associated reserves, were excluded from Allowance model calculation

- Inherent risk remaining in loan portfolio was analyzed, driving appropriate adjustment to qualitative factors

- Release of reserves after reclassification determined from model calculation

	Allowance Rollforward
Allowance at March 31, 2011	$ 85,138
Pre reclassification:	
Net charge-offs	(12,445)
Provision	12,100
Total allowance pre reclassification	84,793
Post reclassification:	
Charge-offs to fair value	(95,005)
Additional provision	95,005
Release of reserves	(29,302)
Net additional provision	65,703
Allowance at June 30, 2011	$ 55,491
Allowance for loan losses as a percent of loans	2.34%
Allowance for loan losses as a percent of non-covered loans[1]	2.51%
Allowance as a percent of nonperforming loans, non-covered[2]	216.35%

[1] Excludes covered loans in the amount of $162 million at June 30, 2011
[2] Excludes covered loans in the amount of $17 million at June 30, 2011

Noninterest Income

($ in thousands)	For the Quarter ended				
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Service charges and fees on deposit accounts	$ 6,645	$ 6,446	$ 6,278	$ 6,381	$ 6,982
Insurance	1,069	983	773	995	1,239
Mortgage and other loan income	2,469	4,382	2,636	1,117	2,045
Trust, plan administration and brokerage fees	1,660	1,678	1,691	1,778	1,773
Other	464	512	475	644	644
Other-than-temporary-impairment	(311)	(230)	(534)	(122)	(54)
Gain on sale of business line	---	---	---	---	6,540
Gain on sale of security	---	---	---	1,419	---
FDIC settlement - Cape Fear	1,475	---	---	---	---
Total noninterest income	$ 13,471	$ 13,771	$ 11,319	$ 12,212	$ 19,169
Noninterest income from discontinued operations[1]	$ 5,234	$ 5,288	$ 4,519	$ 5,984	$ 3,355

[1] Sale of FSIS was completed on June 1, 2011

Noninterest Expense

($ in thousands)	For the Quarter ended				
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Salaries and employee benefits	$ 15,518	$ 15,229	$ 16,061	$ 16,197	$ 16,451
Compensation agreements	---	---	---	1,782	---
Occupancy costs	2,099	2,305	2,145	2,298	2,203
Furniture and equipment	2,044	2,163	1,796	1,890	1,838
Other real estate owned expenses, net	809	2,637	1,127	(133)	800
FDIC insurance and regulatory fees	1,112	1,274	1,180	1,484	850
Professional services	1,436	1,081	1,542	1,326	1,658
Advertising and marketing	674	908	562	995	813
Other loan expense	451	600	900	924	1,097
Goodwill impairment	---	---	---	---	2,501
Intangible asset amortization	102	102	103	102	102
Other	4,429	3,998	4,069	4,208	4,185
Total noninterest expense	$ 28,674	$ 30,297	$ 29,485	$ 31,073	$ 32,498
Noninterest expense from discontinued operations[1]	$ 4,429	$ 4,421	$ 4,307	$ 4,492	$ 4,516

[1] Sale of FSIS was completed on June 1, 2011

Investment Opportunity

- **Strong balance sheet**
  - Substantially reduced level of problem assets
  - Stable core deposit base
  - Solid capital position
  - Ample sources of liquidity

- **Core earnings enhancement opportunities**
  - Diversified income sources and opportunities to add revenue enhancement products
  - Effective management of interest-rate risk
  - Improving business processes and cost control for operating efficiency gains
  - Reduced provision for loan losses, loan collection costs, and OREO cost due to de-risking balance sheet

- **Experienced senior management team**
  - Diverse backgrounds include national, regional and community banks

- **Demographically attractive banking markets**
  - Economic development initiatives in existing markets
  - Carolinas and Southeast markets considered highly attractive locations for new businesses and growth opportunities

APPENDIX

Highly Attractive Markets



2010-2015 Projected Household Growth Rate in Number of Households

3.94% US Average

	Charleston MSA	Wilmington MSA	Myrtle Beach MSA	Georgetown Cty	Florence Cty	Hilton Head[1]	All FFCH[2] Markets	SC	NC
Population	671,833	367,101	279,428	64,020	203,405	186,450	1,772,237	4,649,749	9,552,054
Projected Population Growth	10.28 %	13.24 %	19.71 %	4.61 %	2.59 %	12.62 %	11.54 %	7.89 %	8.30 %
Median Household Income ($) [3]	$51,065	$49,403	$46,353	$44,475	$42,143	$59,404	$49,836	$47,704	$50,887
Projected Median HHI Growth [3]	12.59 %	13.18 %	12.07 %	14.89 %	16.56 %	10.49 %	12.86 %	12.50 %	13.38 %
Total Deposits in Market ($mm)	$9,805	$5,884	$5,460	$1,211	$2,075	$3,727	$28,162	$70,250	$206,301
First Federal Deposits ($mm)	$1,545	$311	$295	$80	$167	$104	$2,502	$2,191	$311
Market Share %	15.76 %	5.29 %	5.4 %	6.57 %	8.07 %	2.79 %	11.9 %	3.12 %	0.15 %
Market Share Rank	2	6	8	7	6	13	4	7	51

Note: FDIC deposit data as of June 30, 2010
[1] Beaufort County, South Carolina
[2] FFCH Banking Markets consist of 3 North Carolina and 7 South Carolina counties
[3] Weighted average based on FDIC deposit data as of June 30, 2010
Data Source: SNL Financial

First Financial Holdings, Inc.

Key Economic Developments

- **Boeing:** Dreamliner assembly line; $750+ million investment and 3,800 direct jobs

- **Clemson Wind Turbine Project:**
  - Completion of the Wind Energy R&D Center targeted for the Q3-2012
  - Potential for 20,000 jobs state-wide

- **South Carolina State Ports Authority:**
  - Increasing tonnage and opportunities for further growth with Panama Canal expansion
  - Charleston currently receives four post-Panamax ships weekly
  - Supported by 12 consecutive months of container cargo growth, the Port of Charleston ended 2010 with a 17% increase in volume
  - Vessel calls rose 11% from July 2010 to March 2011

- **Southwest Airlines:** Began service from Charleston in March 2011

- **TBC Corporation:** Completed construction of 1.1 million square foot distribution facility in March 2011

Residential Real Estate Loans

Residential Real Estate Loan Portfolio
As of June 30, 2011



- Residential 1-4 family
- Residential construction and land

Delinquent Loans



($ in thousands)

- Residential 1-4 family
- Residential construction and land

Nonperforming Loans



($ in thousands)

- Residential 1-4 family
- Residential construction and land

Net Charge-Offs



($ in thousands)

- Residential 1-4 family
- Residential construction and land

(1) Net charge-offs for the quarter ended June 30, 2011 include charge-offs in the amount of $15 million due to the reclassification of loans to LHS.

Residential Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	June 30, 2010		September 30, 2010		December 31, 2010		March 31, 2011		June 30, 2011	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Residential 1-4 family	$ 5,244	0.65%	$ 3,486	0.42%	$ 6,712	0.76%	$ 3,050	0.33%	$ 1,404	0.16%
Residential land	799	1.38	302	0.54	432	0.80	1,398	2.86	325	0.76
Total delinquent residential loans	$ 6,043	0.69%	$ 3,788	0.42%	$ 7,144	0.75%	$ 4,448	0.45%	$ 1,729	0.18%
Nonperforming Loans										
Residential 1-4 family	$ 17,898	2.21%	$ 17,350	2.07%	$ 20,371	2.29%	$ 23,663	2.58%	$ 1,242	0.14%
Residential land	5,527	9.53	4,872	8.65	4,997	9.29	3,604	7.36	451	1.05
Total residential nonaccruing loans	23,425	2.66%	22,222	2.45%	25,368	2.65%	27,267	2.77%	1,693	0.18%
Restructured Loans still accruing	---		750		745		732		733	
Total nonperforming residential loans	$ 23,425		$ 22,972		$ 26,113		$ 27,999		$ 2,426	
Net Charge-Offs										
Residential 1-4 family	$ 1,673	0.84%	$ 2,311	1.12%	$ 612	0.28%	$ 976	0.43%	$ 12,177	5.28%
Residential land	975	6.51	1,297	9.08	735	5.34	620	4.83	4,099	34.79
Total residential net charge-offs	$ 2,648	1.22%	$ 3,608	1.61%	$ 1,347	0.58%	$ 1,596	0.65%	$ 16,276	6.59%

[1] Includes loans past due 30-89 days.

Commercial Loans

Commercial Loan Portfolio
As of June 30, 2011



- Commercial business
- Commercial real estate
- Commercial construction and land

Note: 39% of CRE consists of owner occupied property

Delinquent Loans

($ in thousands)



Nonperforming Loans

($ in thousands)



Net Charge-Offs

($ in thousands)



(1) Net charge-offs for the quarter ended June 30, 2011 include charge-offs in the amount of $78 million due to the reclassification of loans to LHS.

First Financial Holdings, Inc.

Commercial Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	June 30, 2010		September 30, 2010		December 31, 2010		March 31, 2011		June 30, 2011	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Commercial business	$ 2,355	2.11%	$ 2,140	2.31%	$ 3,476	3.81%	$ 1,618	1.78%	$ 2,387	2.96%
Commercial real estate	7,441	1.25	8,920	1.49	10,600	1.79	9,322	1.63	2,703	0.56
Commercial construction	---	---	1,981	6.96	635	2.66	---	---	---	---
Commercial land	1,192	0.72	3,428	2.39	5,348	3.99	4,220	3.54	821	1.16
Total commercial delinquent loans	$ 10,988	1.21%	$ 16,469	1.91%	$ 20,059	2.39%	$ 15,160	1.89%	$ 5,911	0.91%
Nonperforming Loans										
Commercial business	$ 6,789	6.07%	$ 6,951	7.50%	$ 9,769	10.72%	$ 9,151	10.06%	$ 3,664	4.55%
Commercial real estate	35,560	5.99	48,973	8.18	57,724	9.77	60,256	10.57	16,396	3.40
Commercial construction	5,738	14.31	5,704	20.05	4,484	18.77	4,074	18.29	1,451	9.05
Commercial land	50,269	30.53	46,109	32.16	43,824	32.73	40,740	34.14	5,411	7.67
Total commercial nonaccrual loans	98,356	10.80%	107,737	12.48%	115,801	13.79%	114,221	14.23%	26,922	4.15%
Restructured Loans still accruing	---		---		833		818		802	
Total commercial nonperforming	$ 98,356		$107,737		$ 116,634		$115,039		$ 27,724	
Net Charge-Offs										
Commercial business	$ 3,868	13.62%	$ 1,789	7.00%	$ 264	1.15%	$ 1,829	8.00%	$ 6,826	30.60%
Commercial real estate	5,267	3.55	3,402	2.28	237	0.16	2,195	1.51	41,022	29.15
Commercial construction	2,051	16.30	270	3.15	314	4.80	(3)	(0.05)	3,067	53.06
Commercial land	12,165	27.53	4,175	10.84	2,127	6.14	4,824	14.94	33,995	118.23
Total net commercial charge-offs	$ 23,351	10.00%	$ 9,636	4.35%	$ 2,942	1.38%	$ 8,845	4.28%	$ 84,910	42.98%

[1] Includes loans past due 30-89 days.

Consumer Loans

Consumer Loan Portfolio
As of June 30, 2011



- Home equity: 50%
- Manufactured housing: 36%
- Marine and other consumer: 14%

Delinquent Loans

($ in thousands)



- Home equity
- Manufactured housing
- Marine and other consumer

Nonperforming Loans

($ in thousands)



- Home equity
- Manufactured housing
- Marine and other consumer

Net Charge-Offs

($ in thousands)



- Home equity
- Manufactured housing
- Marine and other consumer

(1) Net charge-offs for the quarter ended June 30, 2011 include charge-offs in the amount of $2 million due to the reclassification of loans to LHS.

Consumer Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	June 30, 2010		September 30, 2010		December 31, 2010		March 31, 2011		June 30, 2011	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Home equity	$ 4,661	1.15%	4,625	1.16%	4,355	1.10%	3,550	0.92%	3,266	0.86%
Manufactured housing	2,992	1.13	3,207	1.19	4,043	1.50	2,491	0.92	2,298	0.84
Marine	425	0.62	462	0.70	707	1.13	296	0.50	264	0.46
Other consumer	527	0.84	1,765	2.92	905	1.56	592	1.11	589	1.09
Total delinquent loans	$ 8,605	1.08%	$ 10,059	1.27%	$ 10,010	1.27%	$ 6,929	0.90%	$ 6,417	0.84%
Nonperforming Loans										
Home equity	$ 6,937	1.72%	6,969	1.75%	9,450	2.39%	9,379	2.42%	9,165	2.42%
Manufactured housing	3,189	1.20	2,909	1.08	3,609	1.34	3,517	1.30	2,953	1.08
Marine	135	0.20	188	0.29	67	0.11	42	0.07	94	0.16
Other consumer	16	0.03	206	0.34	555	0.96	181	0.34	129	0.24
Total consumer nonaccrual loans	10,277	1.28%	10,272	1.29%	13,681	1.74%	13,119	1.70%	12,341	1.61%
Loans 90+ days still accruing	170		175		204		109		76	
Total consumer nonperforming loans	$ 10,447		$ 10,447		$ 13,885		$ 13,228		$ 12,417	
Net Charge-Offs										
Home equity	$ 4,379	4.32%	$ 2,669	2.66%	$ 2,974	3.00%	$ 3,368	3.43%	$ 4,725	4.91%
Manufactured housing	950	1.46	1,145	1.71	834	1.24	1,172	1.74	1,049	1.54
Marine	401	2.31	195	1.16	184	1.14	258	1.69	44	0.30
Other consumer	430	2.73	399	2.59	724	4.89	647	4.66	446	3.28
Total consumer net charge-offs	$ 6,160	3.09%	$ 4,408	2.21%	$ 4,716	2.39%	$ 5,445	2.80%	$ 6,264	3.26%

[1] Includes loans past due 30-89 days.

Non GAAP Reconciliation

(dollars in thousands, except per share data)	As of and For the Quarter Ended				
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Tangible assets and tangible common equity					
Total assets	$ 3,324,344	$ 3,323,015	$ 3,301,338	$ 3,302,012	$ 3,221,544
Goodwill [1]	(28,260)	(28,260)	(28,260)	(28,260)	(3,250)
Other intangible assets, net [2]	(9,997)	(9,754)	(9,515)	(9,278)	(2,776)
Tangible assets (non-GAAP)	$ 3,286,087	$ 3,285,001	$ 3,263,563	$ 3,264,474	$ 3,215,518
Total shareholders' equity	$ 323,797	$ 318,190	$ 315,322	$ 311,527	$ 266,564
Preferred stock	(65,000)	(65,000)	(65,000)	(65,000)	(65,000)
Goodwill [1]	(28,260)	(28,260)	(28,260)	(28,260)	(3,250)
Other intangible assets, net [2]	(9,997)	(9,754)	(9,515)	(9,278)	(2,776)
Tangible common equity (non-GAAP)	$ 220,540	$ 215,176	$ 212,547	$ 208,989	$ 195,538
Shares outstanding, end of period (000s)	16,527	16,527	16,527	16,527	16,527
Tangible common equity to tangible assets	6.71%	6.55%	6.51%	6.40%	6.08%
Tangible common book value per share	$ 13.34	$ 13.02	$ 12.86	$ 12.65	$ 11.83
Pre-tax pre-provision earnings from continuing operations					
(Loss) income before income taxes	$ (20,360)	$ (3,271)	$ 1,599	$ (2,249)	$ (61,716)
Provision for loan losses	36,373	17,579	10,483	12,675	77,803
Pre-tax pre-provision earnings (non-GAAP)	$ 16,013	$ 14,308	$ 12,082	$ 10,426	$ 16,087

[1] Goodwill represents goodwill for continuing operations, as shown on the balance sheet, and includes goodwill for discontinued operations of approximately $23 million for the quarters ended March 31, 2011, December 31, 2010, September 30, 2010, June 30, 2010, respectively.

[2] Other intangible assets, net represents intangible assets for continuing operations, as shown on the balance sheet, and includes intangible assets for discontinued operations of $6 million for the quarter ended March 31, 2011, and approximately $7 million for the quarters December 31, 2010, September 30, 2010 and June 30, 2010, respectively.

First Financial Holdings, Inc.

First Financial Holdings, Inc.

Nasdaq: FFCH

www.firstfinancialholdings.com

R. Wayne Hall
President & CEO
whall@firstfederal.com
843.529.5907

Blaise B. Bettendorf
EVP & Chief Financial Officer
bbettendorf@firstfederal.com
843.529.5456